Mail Stop 4561

December 8, 2006

Mr. Robert M. Daugherty
President, Chief Executive Officer and Director
AmericanWest Bancorporation
41 West Riverside Avenue, Suite 400
Spokane, Washington 99201

      Re: **AmericanWest Bancorporation**
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 8, 2006
                File No. 000-18561

Dear Mr. Daugherty:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Consolidated Statements of Cash Flows, page 48

1. We note you present cash payments for sale of a branch of $14.5 million as a financing activity in 2004. Please tell us the circumstances of the sale of the branch and how it constitutes a financing activity as described by paragraphs 18 and 20 of SFAS 95.

<u>Note 1: Business and Summary of Significant Accounting Policies, page 49</u>

<u>Securities, page 49</u>

2. We note you determined market value of available-for-sale securities using
    published quotes or other indicators of value. Please tell us and revise future
    filings to describe:

    - the facts and circumstances when you elect to use other indicators of value
      rather than published quotes, and

    - how you determined that your policy complies with paragraph 110 of
      SFAS 115 that states that "quoted market prices, if available, provide the
      most reliable measure of fair value."

<u>Loans and allowances for loan losses, page 50</u>

3. Please address the following regarding your statement on page 51 that the
    allowance for loan loss is maintained at a level adequate to provide for <u>potential</u>
    loan, loan commitment, commitments under credit card arrangements, standby
    letter of credit and financial guarantee losses.

    - Elsewhere, your disclosure on page 23 indicates that the allowance is
      maintained at the level to provide for <u>probable</u> losses as required by
      paragraph 10 of SFAS 114. In future filings please revise your
      disclosures on page 51 to reconcile this apparent contradiction and to
      confirm, if true, that your allowance is maintained at a level to
      provide for probable losses. Otherwise, please tell us what your policy
      is and identify the GAAP literature you based it upon.

    - Please individually tell us the amounts of the allowance related to loan
      commitments, commitments under credit card arrangements, standby
      letter of credit and financial guarantee losses. An accrual for credit
      loss on a financial instrument with off-balance-sheet risk should be
      recorded separate from the allowance for loan losses. Refer to
      paragraph 8(e) of SOP 01-6. If you are able to support that such
      amounts are not material, please revise your future filings to confirm
      that you will classify such amounts as liabilities on the balance sheet
      and provide us with your SAB 99 analysis. We may have further
      comment based on your response.

    *   *   *

As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your response to our comments along with drafts of the proposed revisions to be included in your future filings. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your proposed revisions and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief